VP Distributors, LLC
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Statement of Cash Flows

	Year Ended December 31, 2015
($ in thousands)	
Cash flows from operating activities:	
Net income	$ 15,566
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	91
Excess tax benefits from stock-based compensation	(95)
Amortization of deferred commissions	7,923
Increase in deferred commissions	(3,322)
Realized and unrealized gains on investments	19
Purchase of investments	(20)
Deferred taxes, net	(661)
Changes in operating assets and liabilities:	
Accounts receivable and other assets	2,886
Due from affiliates	2,209
Accrued compensation and benefits	(379)
Accounts payable, due to affiliates and other accrued liabilities	(4,735)
Broker-dealer payable	(2,953)
Income taxes payable	3,140
Net cash provided by operating activities	19,669
Cash flows from investing activities:	
Capital expenditures	(15)
Net cash used in investing activities	(15)
Cash flows from financing activities:	
Excess tax benefits from stock-based compensation	95
Dividends to parent	(26,000)
Net cash used in financing activities	(25,905)
Net decrease in cash	(6,251)
Cash, beginning of year	37,264
Cash, end of year	$ 31,013
Supplemental cash flow information:	
Income taxes paid	$ 7,354

The accompanying notes are an integral part of these financial statements.